Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224247

Host Hotels & Resorts, L.P.

Final Term Sheet

August 11, 2020

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Negative) / BBB- (CreditWatch Negative) / BBB- (Stable)

Title of Securities:	3.500% Series I Senior Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$600,000,000

Trade Date:	August 11, 2020

Settlement Date:	August 20, 2020 (T+7)

Final Maturity Date:	September 15, 2030

Interest Payment Dates:	September 15 and March 15, commencing March 15, 2021

Record Dates:	September 15 and March 1

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes—Interest Rate Adjustment of the Series I Senior Notes Based on Certain Rating Events” in the Preliminary Prospectus Supplement dated August 11, 2020.

Price to Public:	98.702%, plus accrued interest from August 20, 2020

Gross Proceeds:	$592,212,000

Coupon:	3.500%

Yield to Maturity:	3.655%

Spread to Benchmark Treasury:	+300 basis points

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Yield:	0.655%

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 45 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

If the Notes are redeemed on or after 90 days before maturity, the redemption price will be equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

CUSIP / ISIN:	44107T AZ9 / US44107TAZ93

Use of Proceeds:

The Company estimates the net proceeds from the sale of the Notes will be approximately $587.9 million, after deducting the underwriting discount, fees and expenses payable by the Company. The Company intends to fully allocate an amount equal to the net proceeds from the sale of the Notes on the issue date to one or more Eligible Green Projects, including the previous acquisitions of the W Hollywood Hotel and the 1 Hotel South Beach, each of which has received LEED Silver certification. The Company may also allocate or re-allocate net proceeds from this offering to other Eligible Green Projects.

Following the allocation referenced above, the Company intends to use the net proceeds from this offering to fund the purchase for cash any and all of the Company’s $450 million outstanding aggregate principal amount of the Company’s Series C senior notes (the “Series C Senior Notes”) that are tendered in connection with the tender offer launched on the date hereof (the “Tender Offer”), and the payment of accrued interest and related fees, premiums and expenses in connection therewith. The Company intends to use any remaining net proceeds that are not used to pay for the Series C Senior Notes for general corporate purposes, which may include repurchases of debt.

Underwriters:
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Jefferies LLC

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

TD Securities (USA) LLC

SMBC Nikko Securities America, Inc.

Credit Agricole Securities (USA) Inc.

Other Relationships:

Certain of the underwriters or their affiliates hold our Series C Senior Notes and may receive proceeds from this offering through the purchase of the Series C Senior Notes in connection with the Tender Offer. Additionally, certain of the underwriters are acting as dealer managers in connection with the Tender Offer, for which they will receive customary fees.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. at (800) 294-1322 or e-mail: dg.prospectus_requests@bofa.com or Wells Fargo Securities, LLC at (800) 645-3751 or e-mail: wfscustomerservice@wellsfargo.com.